NEWS RELEASE

Canarc Commences Geophysical Survey at Windfall Hills Property, BC

Vancouver, Canada – September 13, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has commenced a 3D-IP geophysical survey at its Windfall Hills property located 65 kilometres (km) south of Burns Lake in central BC.

The survey is intended to detect IP chargeability highs related to gold bearing, bulk tonnage, stock-work and disseminated sulfide mineralization and resistivity lows related to quartz-feldspar-clay alteration in the area of Canarc’s recent drill discovery. The target at Windfall Hills is geologically similar to New Gold’s 10.3 million oz gold equivalent (AuEq) Blackwater-Davidson gold deposit located 90 kilometers to the southeast of Windfall Hills.

Canarc drilled 3 hole, 1150 meter program at Windfall Hills in 2014 and all three holes intersected gold mineralization in favorable rocks similar to Blackwater-Davidson, including hole WH-14-03 which intersected 28 meters grading 0.89 gpt gold and 39 gpt silver or 1.54 gpt AuEq, wide open for expansion. Mineralization occurs as quartz-pyrite stock-works accompanied by potassic-argillic alteration in rhyolite-dacite pyroclastic volcanic rocks.

An 18 line km Volterra 3D-IP survey is being conducted by SJ Geophysics of Delta, BC and will take approximately two weeks to complete, and data interpretation should be completed by the end of October. Targets will then be prioritized for the next phase of drilling in 2017.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.